Exhibit 99.7


                      [Barington Capital Group Letterhead]



September 27, 2005



Board of Directors
A. Schulman, Inc.
3550 West Market Street
Akron, Ohio 44333

To the Board of Directors of A. Schulman, Inc.:

As we have previously communicated to Terry Haines, the President and Chief Executive Officer of A. Schulman, Inc., we are deeply concerned by the Company's share price performance over the past ten years and believe that, as the Board of Directors of the Company, you should be actively exploring all possible strategic alternatives to maximize shareholder value.

It has recently come to our attention that you may have chosen instead to take a different course and used the Company's resources to engage an investment banking firm for "defensive" purposes only. We are disappointed by this news and question how the Company's stockholders benefit from the decision not to use the same financial advisor to help you at least _consider_ all possible strategic initiatives to maximize shareholder value, including initiatives that third parties have recently expressed interest in discussing with the Company.

While we stand by our assessment that the best course of action is for the Board to pursue the sale of the Company, we believe that management should simultaneously be taking prompt action to improve the operation and profitability of the business, which, in turn, should help facilitate the sale of the Company at the highest possible price. Following a substantial amount of independent research and analysis, including consultation with industry experts, we have identified a number of measures that we believe management should implement immediately to enhance the performance of the Company.

      o Implement a clear plan to return the Company's North American business to profitability. Management's past efforts to restore profitability to the Company's North American business have failed. We believe that additional steps to restructure this division need to be taken immediately, as the poor performance of this business has been one of the primary drivers of the Company's continually weakening stock price. Although management has reduced capacity within the division by roughly 40% over the past several years, we feel that there are additional expenses related to the reduction in capacity that have yet to be

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            eliminated. Accordingly, we encourage the Company to
            implement a formal plan, with a defined timetable, to turn around the North American division.

            In addition, we note that the poor performance of the North American business has not benefited the Company's tax situation, as losses of this division cannot be offset against profits generated by the Company's European division. We therefore strongly suggest that the Company immediately explore various options to reduce its taxes, including, for example, rationalizing overhead and operating structures between the United States and other tax paying jurisdictions.

      o Reduce net working capital by at least $120 million. While management has made attempts to reduce inventories in recent months, we believe that there is $60 million to possibly $100 million in additional excess inventory that can be eliminated. Furthermore, we believe that a more efficient management of payables and receivables could generate at least an additional $60 million in cash for the Company. Currently, the Company's working capital to sales ratio is approximately 28% for the trailing twelve months. We believe that these improvements would lower the ratio to approximately 17% for the current fiscal year -- still several points above the Company's industry peer group, which has an average working capital to sales ratio of roughly 13.5%.

      o Reduce Selling, General and Administrative (SG&A) expenses. Although the Company emphasizes the fact that SG&A expenses as a percentage of sales are relatively flat to slightly down over the past several years, we note that on an absolute basis these expenses have, in fact, continued to rise. More importantly, SG&A expenses as a percentage of gross margin dollars have increased from approximately 57% for the fiscal year ended August 31, 2000 to over 71% for the trailing twelve month period ended May 31, 2005. Furthermore, as a percentage of gross margin dollars, SG&A expenses are on track to be more than 5% higher for the fiscal year ended August 31, 2005 than for the fiscal year ended August 31, 2004. We believe that this metric is a more compelling method of analyzing the growing expense base of the Company, as the majority of the Company's recent sales growth has been attributable to price increases and favorable currency exchange ratios, as opposed to volume growth within the business. Given the challenges that the Company is currently experiencing, we believe that expenses need to be further reduced and encourage the Company to employ strict return on capital guidelines on every material expenditure, capital or otherwise, to ensure effective expense control.

      o Establish a clear strategy to improve gross margins. We feel strongly that gross margins in the 14% to 15% range are not acceptable for a specialty chemical business. It is our belief that there are many steps that the Company can take to improve its gross margins, which we believe could be as high as 25% within a five year period. For example, we believe that over the next two years a minimum of 3% margin improvement could be achieved through more efficient procurement practices. Additionally, we believe that at least another 2% improvement in margin

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            could be achieved by better margin management, including
            enforcing a sales force discipline that holds representatives accountable for improved gross margin, as opposed to improved sales. The Company has itself stated a need to address the issue of passing on price increases in raw materials to customers. While we certainly agree that this is an area of large opportunity in terms of gross margin recovery, to date we have seen no improvement as a result of management's initiatives in this area. Finally, we believe that the Company's gross margin could improve materially with a stronger research and development effort. Although the new Invision product may be a good step in this direction, we note that this effort has been in the works for the past eight years and is not expected to materially impact the bottom line in the near future. Moreover, we believe that a research effort directed towards industries outside of the automotive market would help the Company develop products that are quicker to market and more likely to provide for better returns on invested capital.

      o Return cash to the Company's stockholders. Given the Company's consistent free cash flow generation, strong balance sheet and poor share price performance, it is our belief that management should promptly return cash to its stockholders. We encourage management and the Board to utilize cash generated from the working capital improvements outlined in this letter, combined with a portion of the excess cash already on the Company's balance sheet and approximately $40 million in cash that could be raised by moderately levering the business, to implement a $200 million share repurchase. In our opinion, a tender offer for 10 million of the Company's outstanding shares at $20 a share should increase the Company's stock price above $23 per share, even without the benefit of any multiple expansion or material improvements in the business.

We are also troubled by the fortress of anti-takeover defenses that the Company has in place which facilitate the entrenchment of directors and senior management. We note, for example, that the Company has a staggered Board of Directors, a poison pill with a 15% trigger that was adopted without stockholder approval and an 80% supermajority vote requirement to approve certain merger transactions and amend certain provisions in the Company's charter and by-laws.

In addition, not only does the Board lack an independent Chairman, but astonishingly the Chairman's role is being filled by the Company's Chief Financial Officer. As a result, the Company suffers from the extremely unusual situation where the supposed leader of the Board of Directors -- which, among other things, is responsible for selecting and replacing the CEO, setting executive pay, monitoring and evaluating the CEO's performance and representing shareholder interests -- reports to the Company's CEO on a daily basis. We fail to understand the rationale behind this arrangement or how, under any set of circumstances, it facilitates the Board effectively carrying out its duties.

We are becoming increasingly concerned that the primary focus of the Board has been on the interests of its executive officers rather than those of its stockholders. While the Company's Chief Executive Officer and legal counsel assured us a number of times during

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our July 20th meeting that the Board intends "to do the right thing,"
please appreciate that from the perspective of a stockholder of the Company, it does not seem as if that has been the case. We would therefore appreciate the opportunity to meet with you, the Company's Board of Directors, to discuss the above and receive assurance that the focus of the Board has been, and will continue to remain, on the stockholders of A. Schulman, Inc.

We look forward to hearing from you.

Sincerely yours,



/s/ James A. Mitarotonda
--------------------------------
James A. Mitarotonda



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